DC
No Act
P.E. 11-21-06

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07041790

January 5, 2007

Richard J. Morrison
Assistant Secretary
NSTAR
800 Boylston Street
Boston, MA 02199

RECD S.E.C.
JAN 1 2 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/5/2007

Re: NSTAR
Incoming letter dated November 21, 2006

Dear Mr. Morrison:

This is in response to your letter dated November 21, 2006 concerning the shareholder proposal submitted to NSTAR by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

PROCESSED
JAN 2 2 2007
THOMSON
FINANCIAL

108587 /

NSTAR
800 Boylston Street
Boston, MA 02199



**Richard J. Morrison**
**Assistant Secretary**
**Direct Dial: (617) 424-2111**
**Fax: (617-424-2421)**

November 21, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: NSTAR Shareholder Proposal of Mr. John Jennings Crapo

To Whom It May Concern:

NSTAR ("NSTAR" or the "Company"), a Massachusetts voluntary association (known as a Massachusetts Business Trust), seeks to exclude a shareholder proposal (the "Proposal") and supporting statement pursuant to Rule 14a-8 of the Securities and Exchange Act of 1934 from its 2007 Shareholder Proxy Statement ("Proxy"). On behalf of the Company, I respectfully request that the Staff of the Division of Corporate Finance (the "Staff") concur with the Company's view that the Proposal and supporting statement submitted by John Jennings Crapo (the "Proponent") may be properly omitted from the Proxy materials distributed in connection with the next meeting of shareholders.

As required by Rule 14a-8(j)(2), I submit five additional copies of this letter explaining why NSTAR believes that it may properly exclude the Proposal and supporting statement as submitted by the Proponent. I also enclose six copies of the Proposal and the supporting statement as submitted by the Proponent pursuant to the same rule. Coinciding with this request, I will notify the Proponent by U.S. Mail of the Company's intent to exclude his Proposal from the Proxy and will provide him with a copy of this letter.

In a proposal dated April 25, 2006, the Proponent requests that the NSTAR Board of Trustees provide stockholders with information relating to financial records. Specifically, the Proposal states:

"*Proposal*
*We the shareholders of NSTAR do hereby request our Board of Directors to provide us the standards of record keeping of our financial records as stockholders and proxies, and fiduciaries, and other such capacities in the proxy statement of the NSTAR meeting of shareholders of assembled shareholders and proxies as a complete report.*" (*Id.*) [*sic*].

A copy of the full text of the Proposal and the Supporting Statement is attached as Exhibit A.

The Company respectfully requests that the Staff concur that the Proposal and supporting statement may properly be excluded because it: (i) is vague and indefinite, under Rule 14a-8(i)(3) as contrary to Rule 14a-9; and/or (ii) is derived from a personal grievance, under Rule 14a-8(i)(4).

**I.** ***The Proposal Should be Omitted under Rule 14a-8(i)(3) as Contrary to Rule 14a-9, Because it is Vague and Indefinite, and if Admitted, Would Constitute a Misleading Statement in Proxy Soliciting Materials.***

Under Rule 14a-8(i)(3), a proposal or supporting statement is excludable if it "is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted a company to omit a proposal as potentially misleading when it is so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions the company would take if the proposal was enacted. See *Tri-Continental Corporation (March 14, 2000).* In Staff Legal Bulletin No. 14B, the Staff reinforced that is appropriate to exclude a proposal where the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what measures the proposal requires."

This Proposal is so vaguely worded and confusing that the Company is unable to determine with any reasonable certainty what redress the Proponent is seeking. Because of this, the Company would be unable to determine what it should do to effectuate the Proposal if the Proposal were passed. The lack of clarity of the Proposal allows for an indefinite number of inferences to be drawn from it. As a result, the Company's stockholders will undoubtedly have difficulty knowing what they are voting to have done. Any action ultimately taken by the Company to implement the Proposal could be quite different from the type of action envisioned by the stockholders who voted in its favor, and even by the Proponent himself. In *Dyer v. Securities and Exchange Commission*, 287 F.2d 773 (1961), the Commission opined, as restated in the Court's decision, that "it appear[ed] to [them] that the proposal, as drafted and submitted to the company, [was] so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. The functions and purposes of the office to be created are left completely undefined in the proposal. [They] therefore did not feel that [they] would compel the company to include the proposal in its present form in its proxy statement." *Id.*, at 781.

The Proposal is clearly indefinite and subject to different interpretations. It asks for "standards of record keeping of financial records" without defining what financial records or in any other way explaining what "standards" Proponent is referring to or looking for. He references stockholders, proxies and fiduciaries as if they were synonymous, therefore further confusing the reader as to what type of standards, or records, or purpose that his Proposal would respond to.

SLB No. 14B clarifies that such an objection "may be appropriate where the proposal and the supporting statement, when read together, have the same result." While the Proposal itself is fatally vague and indefinite, the supporting statement accompanying the Proposal is much, much more so. It makes reference to the Amendments to the Constitution, political oppression, and the Proponent's personal situation, only serving to further confuse the Proposal. For example, in the first paragraph of his supporting statement, the Proponent states, "[t]he Articles of Confederation and other such documents were written adopted, accepted in denouncing oppression of all shareholders, proxies, fiduciaries, agents, bond holders and such persons." (*Proposal, 3*) [*sic*]. The Proponent further states in the second paragraph that, "[t]he intimidation, coercion, duress and undue influence that proponent received makes all of US afraid to do conducts as stockholders." *Id.* [*sic*].

The supporting statement does absolutely nothing to clarify the scope or meaning of the Proposal and is so completely irrelevant that it eliminates any possibility that stockholders could derive any meaning from the Proposal itself. Stockholders will be left to guess what the Proponent's incomprehensible and unconnected statements and references to Constitutional Amendments, political oppression, the Articles of Confederation and homelessness have to do with the subject matter of his Proposal. When read individually, and especially when read together with the supporting statement, is "so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions the company would take if the proposal was enacted." See *Bank of America Corporation* (February 13, 2006), *Sra Lee Corporation* (March 31, 2004), *Proctor & Gamble Company* (October 25, 2002), *The Adams Express Company (January 10, 2000); Tri-Continental Corporation (March 14, 2000).* Accordingly, the Proposal and supporting statement should be omitted from the Company's proxy materials.

## II. *The Proposal Should be Omitted under Rule 14a-8(i)(4) Because it Relates to the Redress of a Personal Claim or Grievance Against the Company by the Proponent.*

Under Rule 14a-8(i)(4), a proposal is excludable "[i]f the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." *17 C.F.R. §240.14a-8(i)(4).* The rule was intended to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. See *Release No. 34-20091 (August 16, 1983).*

As noted in the section above, the Proposal is extremely difficult to understand. Using the Supporting Statement in an attempt to discern the purpose of the Proposal, it is reasonable to conclude that the Proposal is related to a personal grievance or interest. It appears that the Proponent fears political oppression, as well as personal persecution, due to his status as a stockholder and as a perceived advocate of stockholder rights. The Proponent does not suggest that this fear is one held by all of the Company's stockholders, or give any reason why the other stockholders should have this fear. Within his Supporting Statement the Proponent continues to insert personal experiences, indicating that his concern is derived solely from his own interests. This type of proposal falls squarely within the category of something which is personal to the Proponent and not serving any general corporate or shareholder interest. The Company should not be burdened with placing the Proposal in its proxy and its shareholders should not be subjected to trying to discern a corporate purpose by the Proposal or have its proxy statement serve as a forum for the Proponent to include his own personal grievances. See *Chittenden Corporation (January 2, 2001)* (omission of Proposal proper under 14a-8(i)(4) where Proponent's Proposal and supporting statement dealt with his personal belief that he has been the victim of retaliation).

Publication of this information in the proxy materials would serve simply to address the Proponent's various personal grievances or interest. Accordingly, the Proposal and supporting statement should be omitted from the Company's proxy materials.

## III. Conclusion

For the reasons stated above, it is NSTAR's position that, pursuant to Rules 14a-8(i)(3) and 14a-8(1)(4), the Company may properly exclude from the proxy statement and form of proxy for the 2007 Annual Meeting of Shareholders of the Company, the Proposal and supporting statement introduced by the Proponent. On behalf of NSTAR, I respectfully request the Division's confirmation that it will not recommend enforcement action to the Commission if the proposal is excluded. If the Staff has any questions regarding this matter, please contact the undersigned at (617) 424-2111.

Very truly yours,

Richard J. Morrison

Richard J. Morrison
Assistant Secretary

Attachments

cc: Mr. John Jennings Crapo

# Exhibit A

JOHN JENNINGS CRAPO ("Shareholder CRAPO")
NSTAR Homeless Senior Citizen
Stockholder, suspended LCSW
et cetera
Homeless Shelter
PO Box 400151
CAMBRIDGE MA 02140-0002
page one(01) of five(05) pages
Via Certified Mail 25 april 2006
return receipt requested ("CMRRR")
NSTAR Attn please Mstr DOUGLAS S. HORAN, ESQ
Secretary, Senior Vice President AND General Counsel
800 Boylston Strt Boston MA

Re: my shareholder proposal
OF NSTAR ~~immediately following~~
~~The Stockholder Meeting of~~
next following the assembled
meeting of Shareholders and
proxies of 04th May 2006 -
at that shareholder meeting
of assembled shareholders
and proxies meeting as
a shareholder meeting of
NSTAR

Dear Mstr Secretary or your successor
as assistant secretary acting Corporation
Secretary

I've been a shareholder a long time
and there, it's predecessor company lies
and at corporations and other publicly
held companies of regional, National
importance, national corporations of
Global proportions I've submitted, introduced, and presented proposals

I comply with the US Securities
and Exchange Commission standards
for longevity as shareholder
proponent, and owning shares

More

shareholder CRAPO to NSTAR Corp Secrt Mr Horan
25 April 2006 page two(02) of five(05) pages
long time, and I do not plan to sell any
of my shares until the close of the share-
holder meeting next following that of
May fourth(04th) 2006 expected to
be held locally
I'M carrying a heavy load. I've medical
troubles Briefly my shareholder proposal

Proposal

We the shareholders of NSTAR do herebye
request OUR BOARD OF DIRECTORS to provide
US The standards OF Record Keeping OF
OUR financial records as stockholders
and proxies, and fiduciaries, and other
such capacities IN the proxy statement
of the NSTAR Meeting of shareholders of
assembled shareholders and proxies - as a
complete report

Supporting statement

the U.S. Constitution's Amendment
four(04) is very clear re: protection from
unreasonable search and seizure and
all the amendments of it KNOWN as the
Bill of Rights and twenty-seventh
are clear about fundamental rights
and the US Constitution is completely clear
as ratified March 04th 1789 about these
rights, as are the US Constitution
amendments, Numbered 13th, 14th and
fifteen - the reconstruction amendments
and sixteenth amendment is completely
clear re: the Government's right to tax. IN
fact the entire US Constitution is clear

more

Shareholder Crapo to Ostar Corp
page three (03) 7 five (05) pages
Secretary Mr. FORAN
25 april 2006

on these matters and the intensions of the architects, lawmakers, courts and other persons of the writers of the Declaration of Independence. The Articles of Confederation and other such documents were written adopted, accepted in denouncing oppression ~~to all~~ of all shareholders, proxies, fiduciaries, agents, bondholders and such persons.

The proponent is reputable & weknow he works diligently with sincerity in his work as shareholder proponent and weknow he's a victim of oppression because he's a stockholder. oppression is un-lawfully of someone who expresses lawful speech. Shareholder meetings are clearly protected under the first amendment. The intimidation, coercion, duress and undue influence that proponent receives makes all of us afraid to do our duty as stockholders.

He became homeless and his records were confiscated. Before then he was denied access to them and access to other sources of help with reference to those records.

Long ago he was interested in clerical work, archives preservations

~~more~~ MORE

Shareholder CRAPO to NSTAR
page four(04) of five(05) pages
25 April 2006

and other related matters & his efforts and other exertions have been thwarted and he has gone through a long series of fatiguing procedures to obtain reasonable objectives

Now shareholder proponent is ING shelter, among many who daily denounce the USA President as a "war criminal" and are disrespectful to all in authority in our country and any and all who are supporters to lawfull government at all levels, and the Regional, State, Local levels, and the personnel and management cooperate & direct the treasoness activity and other seditious conduct.

Proponent has been beleaguered by attacks against him and he's unable to defend himself. He's been put IN prison and other such places and been compelled to endure conditions that have been outlawed and condemned as defying fundamental standards of human habitation. He has been held up to ridicule

more

embarassment, and banishment, coercive action, intimidation, persecution and unlawful search, seizure and when he has protested been inflicted great pain and his tormenters are still free to continue this conduct. Just this morning someone alluded attempts are being made to kill him; ends supporting statement

Briefly & sincerely

John Jennings Crafo
Homeless NStar stockholder

JJC/jjc
C.C. via C.M.R.R.R. with letters of transmittal
Supreme Judicial Court attn please 1st Ass't Clrk 3rd (for Suffolk Cnty)
Commonwealth of MA Trial Court District Court Cambridge Division
Supreme Judicial Court, Clerk's said court for Suffolk County
U.S. Securities and Exchange Commission Division of Corporation Finance via express mail r.r.r.
courtesy copy to said NStar Corp Secretary via ordinary mail, etcetera

John J. CRAPO. Homeless Senior citizen. Homeless Suspended LCSW
ek
PO Box 400151
CAMBRIDGE MA 02140-0002

26 april 2006

Via Certified mail
return receipt requested
commonwealth (State) of
Massachusetts
District Court Department
attn please Hon Clerk of Court
case # 0652CR392
TRIAL COURT Department
HON E.J. SULLIVAN COURTHOUSE
forty Thorndike Str
Cambridge MA

Dear Honourable Court
this letter & accompany files
i ask you include in file of my
case. We've a pre-trial
conference for June 2006

Sincerely &
briefly

John Jennings Crapo

Enclosure

J. J. CRAPO
Homeless Senior Citizen
& Stockholder
Homeless Shelter
PO Box 400151
CAMBRIDGE MA 02140-0002

26 April 2006
Via Express Mail return receipt
requested

U.S. Securities & Exchange Commission
("US SEC") Division of Corporation
Finance Director
450 5th Street NW
D.C. 20549-0213

Re: shareholder proposal submission to NStar for next
NStar Stockholder Meeting
after May fourth (04th) 2006

Dear ~~SEC~~ USSEC
please put accompanying Proline shareholder proposal [illegible] contents comments and accompanying transmittal in to appropriate letters of [illegible] NStar with USSEC party of file of NStar with USSEC Briefly & sincerely I write to attend to this I can to get other important things done

Jimmy Crapo
NStar Homeless Stockholder

Encl [illegible]

John Jennings Crapo
Homeless Senior Citizen Stockholder
PO Box 400151
CAMBRIDGE MA 02140-0002

26 April 2006

Via Certified mail
Return receipt requested

Supreme Judicial Court
commonwealth of Massachusetts
attn please
clerk asst MAURA S Doyle
First ass't clerk Lillian C ANDRUSZKIEWICZ
John Adams Court House
Boston MA

Dear Hon Supreme Judicial Court

this is to request extension of time to complete my filing of appeal

Enclosed I call to YOUR attention my filing with NStar corporation

Briefly & sincerely

John Jennings Crapo
Homeless Shelter occupant
at SUffolk County

End

JJC/jjc

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: NSTAR
Incoming letter dated November 21, 2006

The proposal requests that NSTAR's proxy statement contain information described in the proposal regarding NSTAR's standards of record keeping of financial records.

There appears to be some basis for your view that NSTAR may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if NSTAR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NSTAR relies.

Sincerely,

Derek Swanson
Attorney-Adviser